Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

October 27, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11056
Inflation Hedge Portfolio, Series 55
(the “Trust”)
CIK No. 1985927 File No. 333- 274639

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.If any of the ETFs or ETPs in the Trust’s portfolio are advised by First Trust Advisors L.P., an affiliate of the Trust’s Sponsor, please add disclosure addressing the potential conflicts arising from and benefits to First Trust Advisors L.P. from the Trust’s investment in such ETFs.

Response:The Trust does not anticipate holding ETFs or ETPs in its portfolio that are advised by the Sponsor’s affiliate, First Trust Advisors L.P. However, if the Trust’s final portfolio contains any ETFs or ETPs advised by the Sponsor’s affiliate, appropriate disclosure will be added to the prospectus.

Risk Factors

2.With respect to the “Interest Rate Risk,” please delete “recently” to be consistent with the “Market Risk” disclosure, which notes “. . . the Federal Reserve has raised interest rates and expects to continue to do so . . . .”

Response:In accordance with the Staff’s comment, the word “recently” in the fourth sentence of the “Interest Rate Risk” will be removed and the sentence will be replaced in its entirety with the following:

“The Federal Reserve has raised interest rates and expects to continue to do so in response to inflation.”

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon